brf

4Q22
RESULTS


Banvit
Qualy
cremosa
Sadia
EMPANADÍSSIMO
Sadia
EMPANADÍSSIMO
Sadia

Legal notice

This presentation may include some statements that express the expectations, beliefs and assumptions of BRF S.A ("BRF") management about future events or results. Such statements do not correspond to historical facts, and are based on currently available competitive, financial and economic data, and on current projections about the industries in which BRF operates.

Verbs such as "anticipate," "believe," "estimate," "expect," "project," "plan," "predict," "aim," "target," "seek," and other verbs of similar meaning are intended to identify these forward-looking statements, which involve risks and uncertainties that could result in material differences between current data and the projections in this presentation and do not guarantee any future performance by BRF. Factors that may affect the performance of BRF include, but are not limited to: (i) acceptance of BRF products by the market; (ii) volatility related to the Brazilian economy, the economies of the countries in which BRF also operates in a relevant manner, and the financial and securities markets and the very competitive industries in which BRF operates; (iii) changes in legislation and taxation and governmental policies related to the domestic and foreign markets for animal protein and other related products; (iv) increased competition from new producers in the Brazilian and international markets; (v) ability to keep up with rapid changes in the regulatory and technological environments; (vi) ability to maintain a continuous process to introduce new competitive products and services and preserve the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions; (viii) the impacts resulting from the pandemic caused by COVID-19 especially in Brazil and in other markets where BRF operates; (ix) the increase in inflation at the global level; and (x) negative effects of Ukraine's war on the world market. Other factors that may materially affect results can be found in BRF's Reference Form and BRF's annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, especially in the section "Risk Factors."

All statements in this presentation are based on the information and data available on the date they were issued, and BRF does not undertake to update them with the emergence of new information or future events.

This presentation does not constitute an offer to sell or a solicitation to buy any securities

4Q22 Financial Results

	4Q22	2022
NET REVENUES R$ MILLIONS	**14,769** 13,724 in 4Q21	**53,805** 48,343 in 2021
ADJUSTED EBITDA R$ MILLIONS	**1,032** 1,687 in 4Q21	**3,896** 5,559 in 2021
NET INCOME[1] R$ MILLIONS	**(601)[1]** 4Q22: (956) 4Q21: 964	**(2,605)[1]** 2022 (3,091) 2021: 517
OPERATING CASH FLOW R$ MILLIONS	**1,346** 843 in 4Q21	**3,524** 4,451 in 2021
NET LEVERAGE	**3.75x** 3.12x in 2021	



(1) Proforma Net Income eliminating the impacts of i) the Turkey's Hyperinflation, ii) the Debt designated as hedge accounting in 2Q22 and iii) the Leniency Agreement in 4Q22.

4Q22 CONSOLIDATED RESULTS



GROSS PROFIT AND MARGIN (R$ MILLIONS) (%)


21.8%
9.2%
15.3%
18.9%
18.5%
16.5%
2,996
1,113
2,526
1,983
2,625
2,598
2,459
2,439
4Q21
1Q22
2Q22
3Q22
4Q22
Gross Profit
Gross Margin
Proforma Gross Profit[1]

ADJUSTED EBITDA AND MARGIN (R$ MILLIONS) (%)


12.3%
1.0%
10.3%
9.8%
7.0%
1,687
121
1,368
1,374
1,032
4Q21
1Q22
2Q22
3Q22
4Q22
Adjusted EBITDA
Adjusted EBITDA Margin
Proforma Adjusted EBITDA Margin

[1] 2Q22: Gross Profit ex Currency Debt Hedge (bond 2022), according to note 24.5 and impact of Turkey's hyperinflation ; 3Q22 and 4Q22: Gross Profit ex Impact of Turkey's hyperinflation



4Q22 | Business Segments

4Q22 MAIN HIGHLIGHTS BRAZIL


BETTER COMMERCIAL EXECUTION POTENTIALIZING VOLUME EXPANSION AND SEQUENTIAL MARGIN RECOVERY
12.0%
865
4Q21
-7.0%
-411
1Q22
6.1%
398
2Q22
6.7%
458
3Q22
8.8%
685
4Q22
Adjusted EBITDA
Adjusted EBITDA Margin

BRAND PREFERENCE[1]

Sadia	Perdigão	Qualy, Claybom, Deline
27.2%	17.3%	60.2%

- **Advance in market share** with gains in all categories: 3.6 p.p. in spreads, 1 p.p. in franks and sausages, 0.7 p.p. in cold cuts and 0.1 p.p. in frozen meals.
- **Improvement of the commercial execution at the point of sale** with emphasis on the adherence of suggested prices and shelf strategy.
- Good execution of the **Commemorative** campaign **boosted profitability gain.**
- **Progress in portfolio simplification** with a focus on value creation and innovation as a driver of growth and profitability.

(1) Source: Kantar 4Q22 (2) Source: Nielsen – market share value

4Q22 MAIN HIGHLIGHTS HALAL

Market Share[1] | ساديا Sadia 38.1% (+1.7 p.p. vs 2021) | Banvit 21.8% (+0.7 p.p. vs 2021)

PROFITABILITY CIRCUMSTANTIALLY PRESSURED GIVEN CHICKEN SUPPLY & DEMAND IMBALANCE



12.4%
14.7%
22.2%
12.0%
4.5%
301
391
595
321
245
4Q21
1Q22
2Q22
3Q22
4Q22
Adjusted EBITDA
Adjusted EBITDA Margin

- **More local availability** of griller and chicken breast.
- **Turkey, margin pressure** in the face of persistent hyperinflationary scenario.

CHICKEN EXPORT PRICE SECEX – (USD/KTON)



-9%
2,429
2,217
1,844
GCC REGION
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2020
2021
2022

SHARE OF CHICKEN EXPORTS[2]

- **+ 6,3 p.p.** to Gulf countries.

- Expansion of **2.6p.p. of market share[1]** in **value-added items in the GCC.**

(1) Source: Nielsen; (2) Source: Secex Q4 x Q3 2022

4Q22 MAIN HIGHLIGHTS DIRECT EXPORTS

MARGINS CONTRACTION IN THE FACE OF MARKET PRICES DETERIORATION



14.3%
7.3%
12.1%
12.2%
0.7%
275
119
236
265
15
4Q21
1Q22
2Q22
3Q22
4Q22
Adjusted EBITDA
Adjusted EBITDA Margin

- **Larger chicken supply** due to the increase in US and Europe production.
- **Change of product mix and geography** impacted the profitability of the region.

EXPORT PRICE
SECEX – (USD/KTON)



-8%
2,226
2,054
1,780
CHICKEN
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2020
2021
2022

SHARE OF CHICKEN EXPORTS[1]

- **+ 1.7 p.p.** to Africa

- Market diversification with **new export qualifications** to Canada, Japan, Mexico, and Singapore.
- **Normalization** trend of **chicken prices.**

(1) Fonte: Secex Q4 x Q3 2022

4Q22 MAIN HIGHLIGHTS ASIA

DECELERATION OF DEMAND AND EXPORT PRICES



12.5%
5.7%
2.5%
4.7%
-6.6%
83
80
37
214
70
4Q21
1Q22
2Q22
3Q22
4Q22
Adjusted EBITDA
Adjusted EBITDA Margin

- Stabilization of local stocks resulted in the **deceleration of demand and price exports** to Japan and South Korea.

EXPORT PRICE SECEX– (USD/KTON)



CHICKEN
-5%
1,951
2,426
2,296
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2020
2021
2022

CHICKEN EXPORT SHARE[1]

- **+ 5,3 p.p.** to Japan
- **+ 0,6 p.p.** to China

WHOLESALE PORK SPOT PRICE[2] CHINA (USD/KG)



-11%
3,46
4,24
3,76
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
May-22
Aug-22
Nov-22
Dec-22

PORK EXPORT SHARE[1]

- **+8,5 p.p.** to Southwest Asia
- **+ 6,0 p.p.** to Singapore

(1) Source: Secex Q4 x Q3 2022; (2) China Ministry of Commerce – Source: Bloomberg

4Q22 MAIN HIGHLIGHTS

OTHER SEGMENTS



MARGINS STABILITY AT HIGH LEVEL OF PROFITABILITY



20.7%
15.7%
18.7%
21.1%
19.3%
145
104
127
144
131
4Q21
1Q22
2Q22
3Q22
4Q22
Adjusted EBITDA
Adjusted EBITDA Margin

PET FOOD

- **Progress of operational levers:**
  - Logistics efficiency;
  - Flexible footprint;
  - GoToMarket with direct sales expansion into new regions.



Gross Margin Evolution– Base 100
100
90
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

brf pet

Balance GRAN PLUS

BIOFRESH NATURAL

INGREDIENTS

- **Market diversification** with new qualifications in 2022.
- Maintenance of profitability and **sales growth in high value-added items.**



Gross Margin Evolution – Base 100
100
169
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

brf ingredients




NET
ZERO
2040
brf
SOU VOLUNTÁRIO
DOAÇÃO
EMPATIA
07 CAIXAS

ESG
Highlights

4Q22 MAIN HIGHLIGHTS ESG



We have reached **100% traceability of direct grain suppliers of the Cerrado and Amazon regions,** and 45% of the indirect ones from these same biomes, reiterating our commitment to act in a sustainable way in a chain free of deforestation.

ISEB3

Consecutive listing (16th year) **in the B3's ISE** - reinforcing the evolution of our governance and sustainability.



We signed a leniency agreement with the *CGU* and the *AGU* that reinforces the **collaboration, transparency and improvement of governance standards,** processes and internal controls of the Company.

NET ZERO 2040

In 2022 we reduced our absolute emissions of **scope 1 and 2 Greenhouse Gases by 20%** compared to the base year (2019), advancing on our NetZero agenda.



We have fulfilled our public commitment to end surgical castration in the swine (males) herd, **reinforcing our pioneering spirit in animal welfare.**



BRF Institute completed 10 years of operations in all municipalities in Brazil where BRF is present, benefiting communities through initiatives **focused on education, food safety, and reducing food waste.**


Qualy
cremosa
Qualy
cremosa
com sal

Capital Structure

4Q22 Capital Management

NET LEVERAGE



2.73x
2.96x
2.73x
3.06x
3.12x
2.83x
3.14x
3.26x
3.75x
14,152
15,318
14,791
16,682
17,332
12,588
14,266
14,830
14,598
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
Net Debt (R$ million)
Net Debt/ Adjusted EBITDA 12M

PTAX USD/BRL	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22
PTAX USD/BRL	5.20	5.70	5.00	5.44	5.58	4.74	5.24	5.41	5.22

DEBT MATURITY PROFILE (R$ MILLION)

GROSS DEBIT
Other currency: 51%
Hard currency: 49%

DEBT PROFILE
Capital Markets: 81%
Banks: 19%

AVERAGE TERM
4Q22: 8.0 years
4Q21: 9.0 years



12,045
3,000
9,045
3,201
1,829
1,088
3,264
2,759
765
498
3,898
1,330
330
3,502
Liquidity
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2050
Cash and equivalents
RCF
Other currencies Debt
Hard currencies Debt

Debt schedule considers only the principal amount

4Q22 Free Cash Flow Statement (R$ MILLION)


1,032
313
847
515
-16
51
-67
Adjusted EBITDA 4Q22
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities ex-FX effects
Free Cash Flow ex FX effects
Derivatives and Cash FX Variation
Free Cash Flow 4Q22


OPERATING CASH FLOW
-137
961
1,355
1,346
1Q22
2Q22
3Q22
4Q22


FREE CASH FLOW EX-FX EFFECTS
1Q22
2Q22
3Q22
4Q22
-1,674
-770
-355
-16

4Q22 Net Debt Evolution (R$ MILLION)


-232 (-2%)
14,830
-1,346
847
515
-248
14,598
Cash effect: :
(R$ 181)
R$51 Derivatives and FX of Availabilities
(R$ 232) Paid Interest¹
Non-cash effects:
(R$ 67)
(R$ 484) Gross Debt FX and Derivatives
R$ 417 Accrual Interest
Net Debt 3Q22
Operational Cash Flow
Cash Flow from Investing Activities
Cash Flow from Financing Activities Ex-FX effects
Debt and Cash FX. Var., Debt Interest and Derivatives
Net Debt 4Q22
3.26x
3.75x

Net Leverage (net debt/Adjusted EBITDA)

Final Remarks

brf



na Receita
Linguiça tipo Calabresa Fatiada
na Receita
Sadia
Linguiça tipo Calabresa Cubos

4Q22 Final Remarks

- Operational efficiency capture= ~R$ 130 million + R$ 50 million reduction in idle capacity cost related
- Simplification of innovation portfolio with capture of R$ 30 million
- Progress in commercial execution at the point of sale and 3.7% gain in the customer base (+9 thousand)
- Reversal of market share loss trend in Brazil +2.2 p.p. since 3rd bimester (Processed + Spreads)
- 8 new qualifications in 4Q22 and increase in chicken export share + 2.5 p.p.
- Extended & diversified debt profile + adequate liquidity
- Consolidation of a performance culture through results achievement



Q&A